SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 27, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Name	Brasil Telecom S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Paulo Narcélio Simões do Amaral E-mail: ri@brasiltelecom.com.br Phone: +55 61 3415-1140 Fax: +55 61 3415-1315
Newspapers for Company Releases	Valor Econômico (national edition) Jornal de Brasília (Brasília) Diário Oficial da União

Annual Financial Statements, including MD&A, relative to December 31, 2006.
EVENT	DATE
Available to shareholders	January 29, 2008
Publishing in newspapers	January 31, 2008
Filing with Bovespa	January 29, 2008

Annual Financial Statements to CVM – DFP, relative to December 31, 2006.
EVENT	DATE
Filing with Bovespa	January 29, 2008

Dividends and Interest on Shareholders’ Equity, relative to December 31, 2006
Type	Event – Date	Amount (R$million)	R$/1,000 shares (Gross)		Date of Payment
			Common	Preferred
Interest on Equity	Board of Directors’ Meeting – January 30, 2007	245.0	0.447674858	0.447674858	Starting on April 16, 2008
Interest on Euity	Board of Directors’ Meeting – December 14, 2007	105.4	0.192591552	0.192591552	Starting on April 16, 2008
Dividend	Board of Directors’ Meeting – January 29, 2008	407.0	0.743730289	0.743730289	Starting on April 16, 2008
* The dividends that were provisioned by the Company integrate the proposal for the Destination of
Results to be submitted for the approval of the General Shareholders’ Meeting.

Annual Information to CVM – IAN, relative to December 31, 2006.
EVENT	DATE
Filing with Bovespa	April 17, 2008

1

Quarterly Press Release Information
EVENT	DATE
Filing with Bovespa
Fourth Quarter 2007	January 29, 2008
First Quarter 2008	April 22, 2008
Second quarter 2008	July 22, 2008
Third quarter 2008	October 21, 2008

Quarterly Information to CVM – ITR
EVENT	DATE
Filing with Bovespa
First Quarter 2008	April 22, 2008
Second quarter 2008	July 22, 2008
Third quarter 2008	October 21, 2008

General Shareholders’ Meeting
EVENT	DATE
Publishing of Summons Notice	January 31, 2008, February 01 and 06, 2008
Filing of Summons Notice with Bovespa	January 30, 2008
General Shareholders’ Meeting	March 18, 2008
Filing of the minutes with Bovespa	March 18, 2008

Extraordinary Shareholders’ Meetings already scheduled
EVENT	DATE
Publishing of Summons Notice	January 31, 2008, February 01 and 06, 2008
Filing of Summons Notice with Bovespa	January 30, 2008
Extraordinary Shareholders’ Meeting	March 18, 2008
Filing of the minutes with Bovespa	March 18, 2008

Extraordinary Shareholders’ Meetings already scheduled
EVENT	DATE
Publishing of Summons Notice	April 29 and 30, 2008 and May 02, 2008
Filing of Summons Notice with Bovespa	April 28, 2008
Extraordinary Shareholders’ Meeting	May 29, 2008
Filing of the minutes with Bovespa	May 29, 2008

Public Meetings with Analysts
EVENT	DATE
APIMEC – Investor’s Meeting (Brasília, Brazil)	April 08, 2008

2

Board of Directors’ Meetings already scheduled
EVENT	DATE
Date of the meeting

- Summon the Annual and Extraordinary Shareholders Meeting to be held on March 18, 2008, at 12:00 p.m.;

- To approve the hiring of a supplier for the maintenance of the Brasil Telecom S.A. network;

- To approve Guarantees to the BNDES financing to 14 Brasil Telecom Celular S.A.;

- Deliberate on the Financial Statements, Management Accounts and the Management Report for the fiscal year ended December 31, 2007;

- Deliberate on the allocation of the income and the payment of dividends for the fiscal year ended on December 31, 2007;

- Deliberate on the proposal for global compensation for the Company’s management to be submitted to the Shareholders Meeting.

January 29, 2008
Filing of the the extract of the minutes with Bovespa	January 29, 2008
Date of the meeting

- To hire a supplier to provide and implement the NGN network;

- To hire a supplier to provide and implement the 3G network;

- To approve the restructuring of the companies in the Internet group; and

- To hire a supplier to expand the 2G network.

February 26, 2008
Filing of the extract of the minutes with Bovespa	February 26, 2008
Date of the meeting - To approve the Company’s Senior Management’s proposal about the limit of the declaration of Interest on Equity for the fiscal year of 2008.	March 26, 2008
Filing of the extract of the minutes with Bovespa	March 28, 2008
Date of the meeting

- To Present the results for the first quarter 2008
- To decide a limit for the new guarantees for companies of the Brasil Telecom S.A. group
- To decide on a loan from 14 Brasil Telecom Celular S.A.
- To decide about the competences of the Company's Executive Officers
- To deliberate on the Internal Audit plan and the list of activities of the area.	April 22, 2008
Filing of the extract of the minutes with Bovespa	April 22, 2008

Date of the meeting

- To authorize the execution of the “Public Instrument of Transaction, Renunciation, and Settlement” (“Instrument of Settlement”), to be executed by the Company, Brasil Telecom Participações S.A., and other Parties;
- To approve the transaction related to the Highlake case, contemplated by the Instrument of settlement;
- To deliberate on the convening of an Extraordinary Shareholders’ Meeting to be held by the Company to approve the Instrument of Settlement within its scope of attributions.

April 24, 2008
Filing of the minutes with Bovespa	April 25, 2008

Date of the meeting

- Deliberate on the summons of an Extraordinary Shareholders’ Meeting to be held by the Company, contemplated by the Minutes of the Board of Directors’ Meeting held on April 24th 2008.	April 28, 2008
Filing of the minutes with Bovespa	April 28, 2008
Date of the meeting - To approve the proposal for restructuring the Company’s Management	May 27, 2008
Filing of the extract of the minutes with Bovespa	May 27, 2008

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.